EXHIBIT 99.1

Trilogy International Partners Inc. Announces Filing of Preliminary Prospectus Supplement

BELLEVUE, Wash., Sept. 22, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc., (“TIP Inc.” or the “Company”), (TSX:TRL), an international wireless, fixed, and broadband telecommunications operator, today announced that it has filed a preliminary prospectus supplement dated September 22, 2017 (the “Supplement”) to its short form base shelf prospectus dated August 2, 2017, in connection with a secondary offering (the “Offering”) of its common shares (the “Offered Shares”) by certain selling shareholders (the “Selling Shareholders”), including those who have elected to redeem their class C units (“Class C Units”) of Trilogy International Partners LLC (“TIP LLC”). The Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec. The Supplement has also been filed with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Offering will be conducted through a syndicate of underwriters led by Scotia Capital Inc. and TD Securities Inc. The Company will not receive any of the proceeds of the sale of the Offered Shares by the Selling Shareholders.

The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. Closing of the Offering will be subject to customary closing conditions, including listing of the common shares on the TSX.

The Company has received redemption notices from holders, representing an aggregate of 7,115,790 Class C Units redeemable for an equal number of Offered Shares, who have expressed an interest in selling their shares under the Offering. Certain holders of TIP Inc. common shares comprised of former minority shareholders of the New Zealand subsidiary of TIP LLC, Two Degrees Mobile Limited, have also expressed an interest in selling certain of their TIP Inc. common shares under the Offering. Based on the current indications of interest, the Offering is expected to be in the range of 8,000,000 Offered Shares.

Bradley Horwitz, a director of the Company, has expressed an interest in purchasing Offered Shares under the Offering. Other directors and insiders of the Company may purchase Offered Shares in the Offering as well.

It is expected that, in addition to the Supplement, the Company will, promptly following closing of the Offered Shares, also file a prospectus supplement in Canada and the United States for the purpose of satisfying resale registration rights in respect of the common shares of TIP Inc. issued or issuable upon redemption of those Class C Units for which the holders thereof have elected to not include in the Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed in 2005.

Trilogy currently provides wireless telecommunications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

About Forward-Looking Information

Forward-looking information and statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, statements regarding the size, pricing and closing of the Offering, the intention of redeeming Trilogy Class C Unit holders, the sale of shares under the Offering by holders of TIP Inc. shares, expectations as to the number of Offered Shares to be sold under the Offering, potential purchases of shares under the Offering by certain insiders and the intention to file another prospectus supplement in Canada and the United States following pricing of the Offering. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks identified in TIP Inc.’s Annual Information Form dated March 27, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of TIP Inc.’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development